

Mail Stop 3561

October 4, 2007

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

      Re: **Entergy Corporation and Subsidiaries**
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 1-11299

Dear Mr. Bunting:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     James Allegretto
                     Senior Assistant Chief Accountant

cc: Mr. J. Wayne Leonard
       Via Fax: (504) 576-2776